UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report: July 11, 2007
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our signing of an agreement to acquire Unza Holdings Limited. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.
     Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words “will,” “plans,” “expects,” “believes,” “anticipates,” or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Wipro Limited may be reviewed in Wipro Limited’s public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President, Finance and Chief Financial Officer

Dated: July 11, 2007

INDEX TO EXHIBITS
Exhibits
99.1	Press Release dated July 6, 2007